UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Report on Form 6-K dated for the month of October 2024
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Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)
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Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
ParqueLefevre
Panama City, Panama
(Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐
(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

COPA HOLDINGS’ BOARD OF DIRECTORS ELECTS EXECUTIVE CHAIRMAN

Mr. Stanley Motta has informed the Board of Directors of Copa Holdings that he will step down from his role as non-executive Chairman of the Board effective June 30th, 2025. Mr. Motta plans to continue serving as an active member of the Copa Holdings Board as of that date.

The Board of Directors of the Company has elected Mr. Pedro Heilbron to succeed Mr. Motta as Chairman effective July 1st, 2025. Mr. Heilbron will assume the role of Executive Chairman in addition to his current responsibilities as Chief Executive Officer.

To support Mr. Heilbron in his expanded role, the Company has created the position of Executive Vice President, reporting to Mr. Heilbron directly, and overseeing Copa Airlines’ Commercial and Operational areas.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to destinations in North, Central and South America and the Caribbean. For more information visit: www.copa.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 10/9/2024
	By:	/s/ José Montero
Name: José Montero Title: CFO